The Fund held its annual meeting of shareholders on April 2, 2008. Shareholders voted to re-elect John J. Dalessandro II* and R. Peter Sullivan III as Trustees as indicated below:
								  Withheld
						Affirmative       Authority
Re-election of John J. Dalessandro II*
Class III to serve until 2011 			17,915 		  1,152
Re-election of R. Peter Sullivan III
Class II to serve until 2011 			58,907,939 	  1,110,008

Paul Belica, Robert E. Connor*, Hans W.Kertess*, John C. Maney, William B. Ogden IV and Diana L. Taylor continue to serve as Trustees of the Fund.

* Preferred Shares Trustee

Mr. John J. Dalessandro served as a Class III Trustee until his death on September 14, 2008.